Kathleen L. Werner
Partner
TEL +1 212 878 8526
FAX +1 212 878 8375
kathleen.werner@cliffordchance.com

April 18, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Mr. Coy Garrison:

On behalf of our client, Carey Watermark Investors 2 Incorporated, a Maryland corporation (the “Company”), we transmit for filing Post-Effective Amendment No. 5 to the Company’s Registration Statement on Form S-11 (File No. 333-196681) (the “Registration Statement”) for the purposes of satisfying the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended.

We have enclosed with this letter a marked copy of Post-Effective Amendment No. 5 to the Registration Statement reflecting all changes made.

We look forward to hearing from you regarding Post-Effective Amendment No. 5 to the Registration Statement. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 878-8526.

Sincerely,

/s/ Kathleen L. Werner

Kathleen L. Werner